As filed with the Securities and Exchange Commission on February 11, 2020

Registration No. 333-218363

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

LLOYDS BANKING GROUP PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

SCOTLAND

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 26
3. Fees and Charges	Article 7
Item - 2.	Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of ___________, 2020 among Lloyds Banking Group plc, The Bank of New York Mellon, as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.
e.	Certification under Rule 466. – Not applicable.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 11, 2020.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares of Lloyds Banking Group plc.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Robert W. Goad

Name: Robert W. Goad

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Lloyds Banking Group plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, England, on February 11, 2020.

Lloyds Banking Group plc

By: /s/António Horta-Osório

Name: António Horta-Osório

Title: Group Chief Executive

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 11, 2020.

/s/ António Horta-Osório	Group Chief Executive and Executive Director
António Horta-Osório	(principal executive officer)

/s/ Juan Colombás	Chief Operating Officer and Executive Director
Juan Colombás

/s/ William Chalmers	Chief Financial Officer and Executive Director
William Chalmers	(principal financial and accounting officer)

/s/ Lord Blackwell	Chairman and Non-executive Director
Lord Blackwell

Deputy Chairman and Non-executive Director
Anita Frew

/s/ Alan Dickinson	Senior Independent Director
Alan Dickinson

/s/ Simon Henry	Independent Director
Simon Henry

/s/ Sarah Legg	Independent Director
Sarah Legg

/s/ Lord Lupton CBE	Independent Director
Lord Lupton CBE

/s/ Amanda Mackenzie OBE	Independent Director
Amanda Mackenzie OBE

/s/ Nick Prettejohn	Independent Director
Nick Prettejohn

/s/ Stuart Sinclair	Independent Director
Stuart Sinclair

/s/ Sara Weller CBE	Independent Director
Sara Weller CBE

/s/ Stephen Dolmatch	Authorized Representative in the United States
Stephen Dolmatch

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of __________, 2020 among Lloyds Banking Group plc, The Bank of New York Mellon, as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder.